September 22, 2020

VIA EDGAR TRANSMISSION

David Link

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. IV
Amendment No. 2 to
Registration Statement on Form S-1
Filed September 16, 2020
File No. 333-248664

Dear Mr. Link:

On behalf of FinTech Acquisition Corp. IV, a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2020 relating to Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on September 16, 2020. We are concurrently filing via EDGAR Amendment No. 3 to the Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment filed concurrently herewith.

Form S-1

Financial Statements

Statements of Operations, page F-4

1.	Please tell us how you considered the need to include comparative financial information for the period ended June 30, 2019. Reference is made to Rule 8-03(a)(5) of Regulation S-X.

The Company acknowledges the Staff’s comment and has included comparative financial information for the period ended June 30, 2019 on pages F-4, F-6 and F-11 of the Draft Amendment in response to the Staff’s comment.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III
James J. McEntee, III
President
FinTech Acquisition Corp. IV

cc:	Mark Rosenstein, Esquire
Derick Kauffman, Esquire
Ledgewood, PC

Peter McPhun
Robert Telewicz
Pam Howell
U.S. Securities and Exchange Commission